SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                    Santa Anita Realty Enterprises, Inc.
                       Santa Anita Operating Company

                              (Name of Issuer)

                                Common Stock
                     (Titles of Classes of Securities)

                                 801209206
                                 801212101
                              (CUSIP Numbers)

                             W. Edward Scheetz
                   c/o Apollo Real Estate Advisors, L.P.
                        1301 Avenue of the Americas
                          New York, New York 10019
                         Telephone: (212) 261-4000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              With a copy to:

                           Patrick J. Foye, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                             New York, NY 10022
                         Telephone: (212) 735-2274


                              October 14, 1996
          (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following box: [ ]

               Check the following box if a fee is being paid with the statement: [X]


                                SCHEDULE 13D


CUSIP No.                                             Page 2 of 14 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |X|
                                                               (b) |_|
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)            |_|

-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-----------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER
          SHARES                  0
       BENEFICIALLY
         OWNED BY         ---------------------------------------------------
           EACH              8    SHARED VOTING POWER
        REPORTING                 807,000
          PERSON          ---------------------------------------------------
           WITH              9    SOLE DISPOSITIVE POWER
                                  0
                          ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  807,000
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        807,000
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                           |X|
        (Disclaims  ownership of 1,000  Paired  Shares owned by
        Koll Arcadia LLC.)
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.09% of Realty; 7.16% of Operating
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
-----------------------------------------------------------------------------


                                SCHEDULE 13D


CUSIP No.                                             Page 3 of 14 Pages

-----------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          APOLLO REAL ESTATE ADVISORS II, L.P.

------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |X|
                                                             (b) |_|
------------------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC, OO
------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)            |_|

------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER
          SHARES                  0
       BENEFICIALLY       ----------------------------------------------------
         OWNED BY            8    SHARED VOTING POWER
           EACH                   807,000
        REPORTING         ----------------------------------------------------
          PERSON             9    SOLE DISPOSITIVE POWER
           WITH                   0
                          ----------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  807,000
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        807,000
------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                          |X|
        (Disclaims  ownership of 1,000  Paired  Shares owned by
        Koll Arcadia LLC.)
------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.09% of Realty; 7.16% of Operating
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
------------------------------------------------------------------------------


                                SCHEDULE 13D

CUSIP No.                                            Page 4 of 14 Pages

------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          KOLL ARCADIA INVESTORS, LLC

------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                 (b) |_|
------------------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF
------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)            |_|

------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER
          SHARES                  0
       BENEFICIALLY       ----------------------------------------------------
         OWNED BY            8    SHARED VOTING POWER
           EACH                   807,000
        REPORTING         ----------------------------------------------------
          PERSON             9    SOLE DISPOSITIVE POWER
           WITH                   0
                          ----------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  807,000
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        807,000
------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                          |X|
        (Disclaims  ownership of 1,000  Paired Shares owned by
        Koll Arcadia LLC.)
------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.09% of Realty; 7.16% of Operating
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
------------------------------------------------------------------------------



                                SCHEDULE 13D

CUSIP No.                                       Page 5 of 14 Pages
------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        KOLL ARCADIA LLC

------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X|
                                                                (b) |_|
------------------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC
------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)            |_|

------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER
          SHARES                  1,000
       BENEFICIALLY       ----------------------------------------------------
         OWNED BY            8    SHARED VOTING POWER
           EACH                   807,000
        REPORTING         ----------------------------------------------------
          PERSON             9    SOLE DISPOSITIVE POWER
           WITH                   1,000
                          ----------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  807,000
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        808,000
------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.10% of Realty; 7.17% of Operating
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
------------------------------------------------------------------------------



               This Schedule 13D is being filed by Apollo Real Estate Investment Fund II, L.P., Apollo Real Estate Advisors II, L.P., Koll Arcadia Investors, LLC and Koll Arcadia LLC with respect to the Common Stock, par value $0.10 per share of Santa Anita Realty Enterprises, Inc., a Delaware corporation ("Realty"), and Common Stock, par value $0.10 per share of Santa Anita Operating Company, a Delaware corporation ("Operating" and together with Realty the "Companies").


Item 1. Security and Issuer.

               This statement relates to the Common Stock of the Companies (together, the "Paired Shares"). The principal executive offices of the Companies are located at 285-301 West Huntington Drive, Arcadia, CA 91066-6014.

Item 2. Identity and Background.

               (a)-(c), (f). This statement is being filed jointly by Apollo Real Estate Investment Fund II, L.P. ("AREIF II"), a limited partnership organized under the laws of Delaware, Apollo Real Estate Advisors II, L.P. ("AREA II"), a limited partnership organized under the laws of Delaware, Koll Arcadia Investors, LLC ("KAI"), a limited liability company organized under the laws of Delaware and Koll Arcadia LLC ("Koll"), a Delaware limited liability company. AREIF II and AREA II are sometimes collectively referred to herein as "Apollo", together with KAI and Koll, the "Reporting Persons".

               AREIF II is principally engaged in the business of investment in real estate-related interests. The address of AREIF II's principal executive office and principal business is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

               AREA II is the managing general partner of AREIF II. AREA II is principally engaged in the business of serving as managing general partner of AREIF II. The address of AREA II's principal executive office and principal business is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

               The sole general partner of AREA II is Apollo Real Estate Capital Advisors II, Inc., a Delaware corporation ("Capital Advisors II"). Capital Advisors II is principally engaged in the business of serving as general partner of AREA II.

               KAI was formed for the purpose of effecting the transaction described in Item 4. The address of KAI's principal executive office and principal business is 4343 Von Karman Avenue, Newport Beach, California 91066.

               The members of KAI are Koll Arcadia LLC ("Koll"), a Delaware limited liability company, and Apollo Arcadia LLC, a Delaware limited liability company ("AA"). Koll is principally engaged in the business of managing KAI. The address of Koll's principal executive office and principal business is 4343 Von Karman Avenue, Newport Beach, California 91066. The other member, AA, is principally engaged in the business of managing KAI. The address of AA's principal executive office and principal business is Two Manhattanville Road, Purchase, New York 10577.

               Information attached hereto as Schedule 1 is information concerning the general partners of Apollo, the executive officers and directors of Capital Advisors II and the members of Koll and certain other entities, which information is required to be disclosed in response to Item 2 and general instruction C to Schedule 13D. Each of such persons is a citizen of the United States. All such persons on Appendix A disclaim beneficial ownership of and any pecuniary interest in the Paired Shares beneficially owned by the Reporting Persons. The information in this
Schedule 13D with respect to AREIF II, AREA II, Capital Advisors II and AA has been furnished by AREA II. The information in this Schedule 13D with respect to KAI and Koll has been furnished by Koll.

               (d) and (e). Neither AREIF II, AREA II, Capital Advisors II, KAI, Koll or AA, nor, to the best of these entities knowledge, any of the individual's named in Schedule I hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

               In connection with the purchase of the Companies' Paired Shares, Apollo purchased an aggregate of 807,000 Paired Shares for a total amount of $15,559,755 as of the date hereof. The purchases were financed with cash on hand and borrowed funds pursuant to a margin loan made in the ordinary course of business by a registered broker-dealer. Koll purchased an aggregate of 1,000 Paired Shares for a total amount of $20,250 with cash on hand.

Item 4.        Purpose of the Transaction.

               As described in the Companies' Form 8-K filed with the Securities and Exchange Commission, on August 17, 1996, the Boards of Directors of the Companies approved a transaction with Colony Investments II ("Colony") to effect a transfer of control of the Companies to Colony. Apollo reviewed the Colony transaction and believes that such transaction is not in the best interests of the stockholders of the Companies because
(i) control of the Companies would be transferred yet no cash would be paid to stockholders, (ii) control of the Companies would be transferred at a price of $12.98 per Paired Share, a price significantly below the Paired Shares' market value, (iii) Board approval was granted absent consideration of any alternative proposals, and (iv) further dilution of current stockholders' value would occur as a result of a long-term, fixed, below-market option granted to Colony to acquire 45% of the Companies. In response to the Boards' approval of the Colony transaction, on October 8, 1996, KAI contacted the Companies to propose an alternative recapitalization plan involving KAI (the "Recapitalization"). On or about October 21, 1996, Koll requested stockholder lists from the Companies in order to communicate with stockholders of the Companies with respect to the Recapitalization. The purposes of the purchases disclosed in Item 5 are to acquire an equity interest in the Companies and to further the Recapitalization.

               Under the Recapitalization, each current stockholder would receive consideration per Paired Share of at least $17.00, constituted of $14.00 per Paired Share in cash to be paid to current stockholders as a special dividend (the "Dividend") and at least $3.00 in Paired Shares which would continue to be held by the stockholder after the Recapitalization. In connection with the Recapitalization, KAI would make an initial cash investment in the Companies of at least $50 million. KAI would further ensure that its initial investment, together with the proceeds of an anticipated financing, will be sufficient to pay the Dividend. The Dividend would be paid to all stockholders other than KAI.

               In exchange for its investment, KAI would receive (i) newly issued Paired Shares representing ownership in Realty and Operating of approximately 9.8% and (ii) interests in two newly formed limited liability entities equal in value to the balance of KAI's investment. Such entities will be formed as soon as practicable after consummation of KAI's initial investment by causing Realty to contribute substantially all of its properties and assets, subject to substantially all of its liabilities (the "Realty OP") and Operating and its subsidiaries to contribute substantially all of their properties and operating assets, subject to substantially all of their liabilities ("the "Operating OP" and together with Realty OP, the "OPs"). Units of the OPs to be issued to KAI will be exchangeable, together but not separately, for shares of the Paired Shares of Realty and Operating equal to percentage ownership of the OPs represented by the units tendered. Any exchange of units will be subject to the prohibition against any issuance of shares that would cause Realty to fail to satisfy the REIT tests. It is contemplated that KAI will acquire an aggregate of 16,667,000 newly issued paired shares and newly created interests in the limited liability entities.

               In order to allow all stockholders to participate in attractive investment opportunities without dilution, subject to applicable securities laws, KAI will cause the Companies to issue rights (the "Rights") within six months of the closing of the Recapitalization to purchase an aggregate of $50 million of equity in the Companies to all stockholders. The Rights will entitle all stockholders to purchase one new Paired Share of the Companies at a price of $2.00 for each Paired Share they own at the time of the Rights issuance at any time through 1998. KAI believes that the value of each Right will be at least $2.00 per existing Paired Share and is prepared to serve as a standby purchaser for such Rights offerings. Following completion of the Rights offering, KAI will invest up to an additional $100 million in the Companies if sufficient capital is not otherwise available to enable the Companies to take advantage of attractive investment opportunities.

               After the completion of the Recapitalization, the Boards of Directors of the Companies would include a majority of KAI nominees. KAI will support the election of up to three existing directors to serve as independent directors to ensure continuity in representation of public stockholders. KAI, or an affiliate, would serve as the managing general partner of each of the OPs. KAI is committed to pursuing programs which focus on maximizing stockholder realization on existing core assets, including the enhancement of parimutuel operations and the development of excess acreage at Santa Anita. KAI has been in contact with recognized industry experts and intends to continue to seek the assistance of major constituents in finalizing an optimal approach to enhancing the value of Santa Anita's racing product. Furthermore, KAI intends to maximize the value of the Paired Share format by pursuing acquisitions, mergers, joint ventures and other business arrangements with real estate intensive operating businesses.

               The Reporting Persons will on an ongoing basis continue to evaluate their investment in the Paired Shares. Each of the Reporting Persons retains the right to change its intent with respect to the Companies, to acquire additional Paired Shares or to sell or otherwise dispose of all or a part of the Paired Shares beneficially owned by such Reporting Persons in any manner permitted by law.

Item 5.         Interest in Securities of the Issuer.

               (a) As of the date hereof, AREIF II, AREA II and KAI beneficially own an aggregate of 807,000 Paired Shares which represents approximately 7.09% of the outstanding shares of Realty and 7.16% of the outstanding shares of Operating.

               As of the date hereof, Koll beneficially owns an aggregate of 808,000 Paired Shares which represents 7.10% of the outstanding shares of Realty and 7.17% of the outstanding shares of Operating. AREIF II, AREA II and KAI disclaim beneficial ownership of 1,000 Paired Shares owned solely by Koll. No other person named in Item 2 beneficially owns any Paired Shares.

               (b) The Reporting Persons share the voting and dispositive power with respect to the 807,000 Paired Shares which they beneficially own. Koll has sole power to vote and dispose the remaining 1,000 shares which it beneficially owns.

               To the best of the Reporting Persons' knowledge, none of the individuals listed on Schedule I owns any Paired Shares or can vote or direct the vote of any Paired Shares, nor can any such individual dispose or direct the disposition of any Paired Shares.

               (c) Except as set forth on Schedule II and the 1,000 shares purchased by Koll on October 14, 1996 at $20.25 per Paired Share in an open market transaction, no person named in response to paragraph (a) of this Item has effected any transaction in the Paired Shares during the past sixty days.

               (d) Other than as set forth in Item 6, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Paired Shares.

               (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

               AA and Koll expect to enter into a definitive agreement with respect to their investment in the Companies and the operation and management of KAI. Apollo and Koll have agreed that Koll will receive from Apollo certain percentages of all fees, reimbursements and profits on shares of Paired Shares owned by Apollo and its affiliates less certain expenses incurred by Apollo in connection with Apollo's investment in the Companies and agreed returns on such investment.


Item 7. Material to be Filed as Exhibits.

Not applicable.


                                 SCHEDULE I


               The following sets forth information with respect to the executive officers and directors of Capital Advisors II, which is the sole general partner of AREA II, and the members of Koll Arcadia LLC.

               Messrs. Leon D. Black, John J. Hannan and William L. Mack are executive officers and directors of Capital Advisors II. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"), and of Lion Capital Management, Inc., a Delaware corporation ("Lion Management"). Messrs. Black and Hannan are founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Lion Advisors, L.P. ("Lion Advisors"), and together with Mr. Mack of Apollo Real Estate Advisors II, L.P. The principal occupation of Mr. Mack is to act as a consultant to Apollo Advisors and as a principal to Apollo Real Estate Advisors, L.P. and to act as President and Managing Partner of the Mack Organization, an owner and developer of and investor in office and industrial buildings and other commercial properties. The principal business of Apollo Advisors and of Lion Advisors is to provide advice regarding investments in securities and the principal business of Apollo Real Estate Advisors, L.P. is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black, Hannan and Mack is c/o Apollo Real Estate Management II, L.P., 1301 Avenue of the Americas, New York, New York 10019.

               Messrs. Donald M. Koll and James C. Watson are the operating members of Koll Arcadia LLC. Mr. Koll's principal business is business investor and real estate developer throughout the United States, Asia and Mexico. The principal business of Mr. Watson is the development of real estate investments. The business address of Messrs. Koll and Watson is 4343 Von Karman Avenue, Newport Beach, California 92660.


                                SCHEDULE II

                       TRANSACTIONS IN THE SECURITIES

               Set forth below are the transactions in the Paired Shares that were effected during the past sixty days by AREIF II through its registered broker-dealer in New York.



            Date               Number of Paired Shares         Price per Share

           9/4/96                       3,300                      $17.0000

           9/6/96                       6,800                      16.8750

          9/12/96                      21,000                      17.5540

          9/13/96                      22,900                      17.4840

          9/16/96                       5,000                      17.2500

          9/17/96                      51,000                      17.5490

          9/18/96                      49,500                      17.5152

          9/19/96                      29,500                      17.9960

          9/20/96                      18,100                      17.9137

          9/24/96                      15,000                      18.2330

          9/25/96                      20,000                      18.1412

          9/27/96                      11,000                      18.2386

          9/30/96                      20,000                      18.4968

          10/2/96                      15,000                      18.48330

          10/3/96                       2,000                      18.50000

          10/9/96                      189,400                     20.09400

          10/10/96                     49,000                      20.18800

          10/11/96                     25,000                      20.25000

          10/14/96                     41,600                      20.24900

          10/15/96                     21,100                      20.25000

          10/16/96                     50,000                      20.14500

          10/17/96                      1,000                      20.00000

          10/18/96                     78,500                      20.00000

          10/21/96                     38,700                      20.03200

          10/22/96                     22,600                      20.00000


                                     SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 24, 1996


                      APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                      By:    Apollo Real Estate Advisors II, L.P.
                             Managing Member


                      By: Apollo Real Estate Capital Advisors II, Inc. General Partner


                             By:  /s/   Michael D. Weiner
                             Name: Michael D. Weiner
                             Title: Vice President,
                                    Apollo Real Estate Capital
                                      Advisors II, Inc.


                      APOLLO REAL ESTATE ADVISORS II, L.P.

                      By: Apollo Real Estate Capital Advisors II, Inc. General Partner


                             By: /s/  Michael D. Weiner
                             Name: Michael D. Weiner
                             Title: Vice President,
                                    Apollo Real Estate Capital
                                      Advisors II, Inc.


                      KOLL ARCADIA INVESTORS, LLC

                      By:    Apollo Arcadia LLC
                             Member



                             By: /s/  Michael D. Weiner
                             Name:  Michael D. Weiner


                      KOLL ARCADIA LLC


                             By:/s/  James C. Watson
                             Name:  James C. Watson